

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

Via E-mail
Igor Weselovsky
Chief Executive Officer
Neuromama, Ltd.
Blvd. Benito Juarez Km 25.500
Quinta Del Mar, Int. Suite 28
Playas de Rosarito B.C., Mexico c.p. 22710

     Re: Neuromama, Ltd.
            Form 10-K for the Fiscal Year Ended January 31, 2013
            Filed April 10, 2013
            Form 10-Q for the Quarterly Period Ended October 31, 2013
            Filed January 17, 2014
            Response dated July 22, 2014
            File No. 333-180750

Dear Mr. Weselovsky:

We have reviewed your response dated July 22, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you of comment 17 in our letter dated January 28, 2014. Please ensure you amend the filing as stated in your response letter dated February 27, 2014.

Form 10-Q for the Quarterly Period Ended October 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition, page 4

2. We note your response to comment 4 in our letter dated June 30, 2014 and we re-issue this comment in part. Please further clarify how you expect to reach $3.5 million in ad sales in 2014, given your response that "[i]t took extra time to re-edit, convert and close caption the first 13 episodes," and "[you] are not sure when these television programs will actually appear on the air." In this regard, we note the following additional statements:

- "The Jazz Network is the only TV series with a distribution contract…in the USA" and that "[you] estimate that 2.5% of [the] population likes jazz enough to buy tickets for jazz concerts, this equates to approximately 3,500,000 who will watch [y]our shows each week." Please tell us the basis for your assertions.

- "If [you] air 24 [television commercials] in one episode, [you] stand to earn $5,880,000 in gross advertising revenue." Please clarify if you have finalized any agreements related to the television commercials. If so, please tell us your consideration for filing these agreements as exhibits pursuant to Item 601(b)(10)(ii) of Regulation S-K.

- "There is a strong possibility of having all 13 episodes air in 2014." Please tell us the required timeline for all episodes to air in 2014. For example, discuss the frequency in which the episodes will air (e.g., monthly) and the expected start date.

Please tell us what your disclosure will look like in future filings. Alternatively, if you no longer expect to reach $3.5 million in ad sales in 2014, confirm that you will revise your disclosure in your annual report on Form 10-K.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have questions regarding any comments.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Faiyaz Dean, Esq.